Pernix Therapeutics Holdings, Inc.
884 Johnnie Dodds Blvd., Suite 201
Mount Pleasant, SC 29464

September 24, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549

Attention:  Daniel Greenspan

RE:         Pernix Therapeutics Holdings, Inc.
Form 10-K
Filed March 18, 2013
File No. 001-14494

Dear Mr. Greenspan:

On behalf of Pernix Therapeutics Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received and questions raised by the Commission’s staff (the “Staff”) in your letter dated September 13, 2013.  In order to expedite the Staff’s review of our responses, we have numbered and reproduced the full text of the Staff’s comments or questions in italics, each of which is followed by the Company’s response.

Acquisitions, License and Co-Promotion Agreements, page 13

Comment 1:

We note that you have entered into a license and supply agreement for Omeclamox-Pak with Gastro-Entero Logic, LLC.  Please revise your disclosure to provide the material terms of the agreement, including the parties’ rights and obligations, aggregate potential milestones to be paid, royalty rates, duration of the agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our entry into the license and supply agreement for Omeclamox-Pak with Gastro-Entero-Logic, LLC, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  We determined that this agreement was entered into in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire such products in a variety of ways, including through co-promotion and license agreements.  In addition, we have not relied on the sales of Omeclamox-Pak to provide revenue upon which we are “substantially dependent” as provided in Item 601(b)(10)(ii)(B).  For example, year-to-date gross revenues as of August 31, 2013 for this product represent less than five percent (5%) of our total consolidated gross revenues.  We provide certain disclosure about this agreement in our exchange act filings to provide more accuracy to our investors.  We continue to believe that this agreement is not required to be filed under Item 601(b)(10) based on this analysis.

Securities and Exchange Commission
September 24

Comment 2:

Please revise your disclosure to provide the material terms of your co-promotion agreement with ParaPRO for Natroba, including the parties’ rights and obligations, the co-promotion fee that ParaPRO pays per unit prescribed, duration of the agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our entry into the co-promotion agreement for Natroba and its generic counterpart, Spinosad, with ParaPRO, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  We determined that this agreement was entered into in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire such products in a variety of ways, including through co-promotion and license agreements.  In addition, we have not relied on the sales of Natroba and/or Spinosad to provide revenue upon which we are “substantially dependent” as provided in Item 601(b)(10)(ii)(B).  For example, year-to-date gross revenues as of August 31, 2013 for this product represent less than five percent (5%) of our total consolidated gross revenues.  We provide certain disclosure about this agreement in our exchange act filings to provide more accuracy to our investors.  We continue to believe that this agreement is not required to be filed under Item 601(b)(10) based on this analysis.

Comment 3:

We note that you receive all your rights to Veripred 20 from Pharmaceutical Associates, Inc. via a development, license and supply agreement.  Please revise your disclosure to provide the material terms of the agreement, including the nature and scope of intellectual property transferred, the parties’ rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates, minimum purchase requirements, duration of agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our acquisition of rights in the development, license and supply agreement for Veripred 20 with Pharmaceutical Associates, Inc. through our acquisition of Cypress Pharmaceuticals, Inc. and its subsidiary, Hawthorn Pharmaceutical, Inc. as of December 31, 2012, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  We determined that this agreement is in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire such products in a variety of ways, including through co-promotion and license agreements.  In addition, we have not relied on the sales of Veripred 20 to provide revenue upon which we are “substantially dependent” as provided in Item 601(b)(10)(ii)(B).  For example, year-to-date gross revenues as of August 31, 2013 for this product represent less than five percent (5%) of our total consolidated gross revenues.  We provide certain disclosure about this agreement in our exchange act filings to provide more accuracy to our investors.  We continue to believe that this agreement is not required to be filed under Item 601(b)(10) based on this analysis.

Comment 4:

We note that in connection with your acquisition of Somaxon Pharmaceuticals, you became the exclusive licensee of four U.S. patents held by ProCom One, Inc. for Silenor.  Please revise your disclosure to provide the materials terms of the license agreement including the nature and scope of intellectual property transferred, the parties’ rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our acquisition of rights in the license agreement for Silenor with ProCom One, Inc. through our acquisition of Somaxon Pharmaceuticals, Inc. as of March 6, 2013, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  In addition, we recently re-launched this product under our internal sales force in May 2013.  We determined at that time that this agreement is in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire such products in a variety of ways, including through co-promotion and license agreements.  However, given our recent re-launch of this product (and the expected increase in revenue) and our intent to obtain approval from the U.S. Food & Drug Administration to sell this product over-the counter, we believe this agreement will continue to gain more significance for us. As a result, we will file this agreement under Item 601(b)(10) in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Securities and Exchange Commission
September 24

Comment 5:

We note that you are subject to an exclusive supply agreement with JRS Pharma, L.P. under which you purchase all of your requirements for ProSolvHD90, an ingredient used in the formulation of Silenor and that under the agreement, gives you the right to list the U.S. patents owned by JRS covering ProSolvHD90 in the Orange Book, with respect to the listing for Silenor.  Please revise your disclosure to provide the material terms of the supply agreement with JRS, including the parties’ rights and obligations, any up-front payments, minimum purchase requirements and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our acquisition of rights in the exclusive supply agreement for ProSolvHD90 with JRS Pharma, L.P. through our acquisition of Somaxon Pharmaceuticals, Inc. as of March 6, 2013, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  We determined that this agreement is in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire ingredients for such products in a variety of ways, including through supply agreements.

It should also be noted that Somaxon Pharmaceuticals responded to a similar request from the SEC to file this agreement on October 27, 2011.  Somaxon responded by providing for revised disclosure about the agreement, which we continue to include in our filings, but took the position that the agreement itself was not material because of the relatively small cost of this inactive pharmaceutical ingredient and the fact that it could be replaced if necessary.  This position was accepted at that time, and Silenor was Somaxon’s only product; whereas, for us, Silenor is one of many products we own and market.

Therefore, we take the position that this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Comment 6:

We note that you receive all your rights to Reprexain from the license and promotion agreement between Amneal Pharmaceuticals LLC and Hawthorn Pharmaceuticals, Inc., which you acquired as of December 31, 2012.  Please revise your disclosure to provide the material terms of the agreement, including the nature and scope of intellectual property transferred, the parties’ rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates, duration of agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In connection with our acquisition of rights in the license and promotion agreement for Reprexain with Amneal Pharmaceuticals LLC through our acquisition of Cypress Pharmaceuticals, Inc. and its subsidiary, Hawthorn Pharmaceutical, Inc. as of December 31, 2013, we analyzed whether this agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.  We determined that this agreement is in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D).  We are a specialty pharmaceutical company engaged in the business of selling and marketing pharmaceutical products, and we acquire such products in a variety of ways, including through co-promotion and license agreements.  In addition, we have not relied on the sales of Reprexain to provide revenue upon which we are “substantially dependent” as provided in Item 601(b)(10)(ii)(B).  For example, year-to-date gross revenues as of August 31, 2013 for this product represent less than five percent (5%) of our total consolidated gross revenues.  We provide certain disclosure about this agreement in our exchange act filings to provide more accuracy to our investors.  We continue to believe that this agreement is not required to be filed under Item 601(b)(10) based on this analysis.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing.  If you have any questions or comments or if  you would like to discuss these responses further, please contact the undersigned at (843) 720-1501.

Sincerely,

/s/ Tracy Clifford
Tracy Clifford
Principal Accounting Officer